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CLIENT/MATTER NUMBER

110623-0106

January 11, 2016

VIA EDGAR

Mr. Michael Clampitt

Senior Attorney – Office of Financial Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Sunshine Bancorp, Inc.

Registration Statement on Form S-3

Filed December 18, 2015

File No. 333-208610

Dear Mr. Clampitt:

On behalf of Sunshine Bancorp, Inc. (the “Company”), we are transmitting the following response to the Staff’s letter dated January 5, 2016 containing the Staff’s comments regarding the Registration Statement on Form S-3 (the “Registration Statement”) that was filed with the Securities and Exchange Commission on December 18, 2015 (Registration No. 333-208610). The Company is also filing Amendment No. 1 to the Registration Statement in response to the Staff’s comments. Unless otherwise indicated or the context suggests otherwise, references to the “Registration Statement” in this letter refer to Amendment No. 1 being filed on the date hereof. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable comment.

Selling Stockholders, page 19

1.	Please disclose whether any of your selling shareholders are broker-dealers or affiliates thereof. For each selling stockholder who is an affiliate of a broker-dealer, please revise the prospectus to state that:

•	such selling stockholder purchased the securities in the ordinary course of business, and

•	at the time of purchase of such securities, the selling stockholder did not have an agreement or understandings, direct or indirect, with any person to distribute such securities or any securities issuable upon conversion or exercise.

BOSTON	JACKSONVILLE	MILWAUKEE	SAN DIEGO	TALLAHASSEE
BRUSSELS	LOS ANGELES	NEW YORK	SAN FRANCISCO	TAMPA
CHICAGO	MADISON	ORLANDO	SHANGHAI	TOKYO
DETROIT	MIAMI	SACRAMENTO	SILICON VALLEY	WASHINGTON, D.C.

<January 11, 2016>

In the alternative, for each such broker-dealer affiliate who cannot make these representations, please state that they are underwriters within the meaning of the Securities Act of 1933.

RESPONSE:

The Company respectfully advises the Staff that, based on representations received from the selling stockholders, the Company understands that no selling stockholder is a broker-dealer or affiliate thereof.

2.	Please revise your filing to indicate the natural person with voting/dispositive power over the common stock owned by AllianceBernstein Financial Services Opportunities Master Fund L.P.

RESPONSE:

In response to the Staff’s comment, the Company has revised footnote two on page 19 to identify the natural person or persons who exercise voting/dispositive power over the securities owned by Alliance Bernstein Financial Services Opportunities Master Fund L.P.

If you have any questions or comments regarding the foregoing, please feel free to contact me.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely